Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: July 15, 2025

VEON
123,859 followers
1h •

"The time for Ukraine's miracle is now! Investing in Ukraine now is not only the right thing to do, but also the smart thing to do for business." 🇺🇦

On the final day of #URC25, our Chairman and Founder Augie K Fabela II shared his insights on the role of private sector investments in Ukraine with his op-ed on Milano Finanza, highlighting the critical role of private sector investment in Ukraine's recovery:

📈 Economic recovery is not only a possibility but also a transformative foundation for generations when the private sector mobilizes in concert with courageous government initiatives.

💪 Ukraine is a nation of entrepreneurs who took courageous decisions to invest into the future amidst destruction - and, with that, grew their businesses and helped their country to stand strong

🤝 Public and private investments - such as those by companies like VEON - into enabler industries like digital infrastructure, transportation and energy increased the resilience of the country through the war. It will be these industries that propel others forward as Ukraine rebuilds its future.

We at VEON and Київстар consider it a privilege to support the resilience of Ukraine through investments into digital infrastructure, satellite connectivity, healthcare, big data and more. We are excited to share this opportunity further with U.S. and global investors through the planned listing of Kyivstar on Nasdaq.

#InvestinUkraineNOW!



UkraineRecovery
Conference
MF

VEON @VEONGroup · 2h

Promote

"The time for Ukraine's miracle is now! Investing in Ukraine now is not only the right thing to do, but also the smart thing to do for business." 🇺🇦

On the final day of URC25, our Chairman and Founder @AugieFabela shared his insights on the role of private sector investments in Ukraine with his op-ed on @MilanoFinanza, highlighting the critical role of private sector investment in Ukraine's recovery:

📈 Economic recovery is not only a possibility but also a transformative foundation for generations when the private sector mobilizes in concert with courageous government initiatives.

💪 Ukraine is a nation of entrepreneurs who took courageous decisions to invest into the future amidst destruction - and, with that, grew their businesses and helped their country to stand strong

🤝 Public and private investments - such as those by companies like VEON - into enabler industries like digital infrastructure, transportation and energy increased the resilience of the country through the war. It will be these industries that propel others forward as Ukraine rebuilds its future.

We at VEON and @TwiyKyivstar consider it a privilege to support the resilience of Ukraine through investments into digital infrastructure, satellite connectivity, healthcare, big data and more. We are excited to share this opportunity further with U.S. and global investors through the planned listing of Kyivstar on @Nasdaq.

InvestinUkraineNOW!

$VEON


UkraineRecovery
Conference
MF
Orecinon abbatte il Muro

VEON
123,859 followers
now •

During #URC25, VEON Group Founder and Chairman Augie K Fabela II and Київстар CEO Oleksandr Komarov met with Deputy Prime Minister Mykhailo Fedorov and Stanislav Prybytko from the Ministry of Digital Transformation of Ukraine.

The discussion focused on strengthening energy resilience, building secure digital infrastructure, and unlocking investment opportunities to expand access to essential services across Ukraine.

The group also discussed Direct-to-Cell technology and the next steps to bring this groundbreaking connectivity solution to Ukraine.



VEON @VEONGroup · 1h

Promote

During URC25, VEON Group Founder and Chairman @AugieFabela and @TwiyKyivstar CEO Oleksandr Komarov met with Deputy Prime Minister Mykhailo Fedorov and Stanislav Prybytko from the Ministry of Digital Transformation of Ukraine.

The discussion focused on strengthening energy resilience, building secure digital infrastructure, and unlocking investment opportunities to expand access to essential services across Ukraine.

The group also discussed Direct-to-Cell technology and the next steps to bring this groundbreaking connectivity solution to Ukraine.



VEON
123,859 followers
4m •

Today the VEON and Kyivstar delegation, led by Group Founder and Chairman Augie K Fabela II and Київстар CEO Oleksandr Komarov, had the honor of meeting Ambassador Julie Davis Chargé d'Affaires of the U.S. Embassy in Kyiv.

Ambassador Davis reaffirmed the U.S. Administration's support of the private sector as a cornerstone of Ukraine's recovery, emphasizing that growth is possible today.

Augie provided an update on Kyivstar's planned listing on Nasdaq, which would make Kyivstar the first pure-play Ukrainian company to be publicly listed on a US stock exchange. Oleksandr also highlighted Kyivstar's role in building energy resilience and delivering critical connectivity and digital services across Ukraine.

We're grateful for the continued dialogue and shared commitment to Ukraine's recovery and future.



VEON @VEONGroup · 2m

Promote

Today the VEON and Kyivstar delegation, led by Group Founder and Chairman @AugieFabela and @TwiyKyivstar CEO Oleksandr Komarov, had the honor of meeting Ambassador Julie Davis @USAmbCy, Chargé d'Affaires of the U.S. Embassy in Kyiv.

Ambassador Davis reaffirmed the U.S. Administration's support of the private sector as a cornerstone of Ukraine's recovery, emphasizing that growth is possible today.

Augie provided an update on Kyivstar's planned listing on Nasdaq, which would make Kyivstar the first pure-play Ukrainian company to be publicly listed on a US stock exchange. Oleksandr also highlighted Kyivstar's role in building energy resilience and delivering critical connectivity and digital services across Ukraine.

We're grateful for the continued dialogue and shared commitment to Ukraine's recovery and future.

